ACT: 1934
Section:
Rule: 12g-3
Public
Availability: 12-17-2013


13003870

PE 12/17/2013

NO ACT

Received SEC
DEC 17 2013
Washington, DC 20549

December 17, 2013

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Perrigo Company, Perrigo Company Limited and Elan Corporation plc
Incoming letter dated December 17, 2013

Based on the facts presented, the Division's views are as follows. Capitalized terms have the same meanings as defined in your letter.

- The Transactions will constitute a "succession" for purposes of Rule 12g-3(c) under the Exchange Act and New Perrigo will be a "large accelerated filer" for purposes of Rule 12b-2 under the Exchange Act.

- After consummation of the Transactions and before New Perrigo files its first annual report on Form 10-K after the Transactions, it may use Form S-8 or post-effective amendments to the Registration Statement (assuming a sufficient number of shares are included in the Registration Statement) to register the securities covered by the New Perrigo Plans and any new benefit plans, stock option plans or stock incentive plans of New Perrigo.

- New Perrigo may take into account Perrigo's and Elan's reporting histories under the Exchange Act in determining its eligibility to use Form S-3. Perrigo's and Elan's reporting histories under the Exchange Act may also be used in determining whether New Perrigo: (1) "meets the requirements for use of Form S-3" within the meaning of Form S-4; and (2) "satisfies the registrant requirements for use of Form S-3" within the meaning of Form S-8.

- Perrigo's and Elan's Exchange Act reporting histories may be taken into account when determining New Perrigo's compliance with the current public information requirements of Rule 144(c)(1) under the Securities Act.

- New Perrigo may be treated as an issuer subject to the reporting requirements of the Exchange Act for purposes of the Securities Act Rule 174(b) exemption from the prospectus delivery requirements of Securities Act Section 4(a)(3).

These positions are based on the representations made to the Division in your letter. Different facts or conditions might require different conclusions.


13003871

Sincerely,

Evan S. Jacobson
Special Counsel


13003872



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

December 17, 2013

Mail Stop 4561

Ms. Krishna Veeraraghavan
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004-2498

Re: Perrigo Company, Perrigo Company Limited and Elan Corporation plc

Dear Ms. Veeraraghavan:

In regard to your letter of December 17, 2013, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,



Jonathan A. Ingram
Acting Chief Counsel

SULLIVAN & CROMWELL LLP

TELEPHONE: 1-212-558-4000
FACSIMILE: 1-212-558-3588
WWW.SULLCROM.COM

125 Broad Street
New York, NY 10004-2498

LOS ANGELES • PALO ALTO • WASHINGTON, D.C.
FRANKFURT • LONDON • PARIS
BEIJING • HONG KONG • TOKYO
MELBOURNE • SYDNEY

December 17, 2013

Office of the Chief Counsel
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Perrigo Company, Perrigo Company Limited and Elan Corporation plc

Dear Sir or Madam:

We are writing on behalf of Perrigo Company, a Michigan corporation ("***Perrigo***"), Perrigo Company Limited (formerly known as Blisfont Limited), a private limited company incorporated in Ireland that will be renamed Perrigo Company plc ("***New Perrigo***"), and Elan Corporation plc, a public limited company incorporated in Ireland ("***Elan***"), to request advice of the staff of the Office of Chief Counsel, Division of Corporation Finance (the "***Staff***") of the Securities and Exchange Commission (the "***Commission***") with respect to a number of succession related issues under the Securities Act of 1933, as amended (the "***Securities Act***"), and the Securities Exchange Act of 1934, as amended (the "***Exchange Act***"). The issues arise out of the proposed acquisition by New Perrigo of Elan by means of a scheme of arrangement under Irish law (the "***Scheme of Arrangement***"). Under the Scheme of Arrangement, New Perrigo will acquire all of the outstanding shares of Elan from the Elan shareholders for cash and ordinary shares of New Perrigo (such transaction, the "***Acquisition***"), and immediately subsequent to and conditioned on the prior consummation of the Acquisition, a wholly owned subsidiary of New Perrigo will merge with and into Perrigo (such transaction, the "***Merger***" and, together with the Acquisition, the "***Transactions***"). Following the Transactions, each of Perrigo and Elan will be wholly-owned subsidiaries of New Perrigo.

I. Background Information

Perrigo, Elan, New Perrigo, Habsont Limited, a private limited company incorporated in Ireland and a direct wholly-owned subsidiary of New Perrigo ("***Foreign Holdco***"), and Leopard Company, a Delaware corporation and a direct wholly-owned subsidiary of Foreign Holdco and an indirect wholly-owned subsidiary of New Perrigo ("***Merger Sub***"), are parties to an agreement, dated as of July 28, 2013 (the "***Transaction Agreement***") pursuant to which New Perrigo will acquire Elan by means of the Acquisition.

Perrigo is a Michigan corporation that is currently listed (ticker symbol "PRGO") on the New York Stock Exchange ("***NYSE***") and the Tel Aviv Stock Exchange ("***TASE***"). From its beginnings as a packager of generic home remedies in 1887, Perrigo has grown to become a leading global provider of over-the-counter and generic prescription pharmaceuticals, nutritional products and active pharmaceuticals. Perrigo provides healthcare products across a wide variety of product categories primarily in the United States, United Kingdom, Mexico, Israel and Australia, and distributes into dozens of other markets around the world, including Canada, China and Latin America. Perrigo's common shares ("***Perrigo common shares***"), are registered under Section 12(b) of the Exchange Act and are listed on the NYSE and TASE. Perrigo's authorized capital stock consists of 200,000,000 Perrigo common shares and 10,000,000 preferred shares ("***Perrigo preferred shares***") of which, as of December 5, 2013, 94,342,090 Perrigo common shares were issued and outstanding and no Perrigo preferred shares were issued and outstanding. As of December 5, 2013, there were 737 holders of record of Perrigo common shares. Perrigo is a large accelerated filer under Exchange Act Rule 12b-2.

As of June 29, 2013, Perrigo had $1.974 billion in outstanding debt securities issued under nine series of notes, which consists of short-term debt and current maturities of long-term debt (the "***Perrigo Debt***").[1] Perrigo has not sold any additional

[1] The Perrigo Debt consists of the following outstanding series of term indebtedness: 2.950% Notes due 2023 in an aggregate principal amount of $600,000,000 as issued under an Indenture, dated as of May 16, 2013, by and between the Company and Wells Fargo Bank, National Association, as trustee (the "Trustee"), as supplemented by the First Supplemental Indenture, dated as of May 16, 2013, by and between Perrigo and the Trustee (the "Public Debt"); $75,000,000 5.97% Senior Notes, Series 2008-A, due May 29, 2015, $125,000,000 6.37% Senior Notes, Series 2008-B, due May 29, 2018, $115,000,000 4.91% Senior Notes, Series 2010-A, due April 30, 2017, $150,000,000 5.45% Senior Notes, Series 2010-B, due April 30, 2020, $150,000,000 5.55% Senior Notes, Series 2010-C, due April 30, 2022, $75,000,000 4.27% Senior Notes, Series 2011-A, due September 30, 2021, $175,000,000 4.52% Senior Notes, Series 2011-B, due December 15, 2023, $100,000,000 4.67% Senior Notes, Series 2011-C, due September 30, 2026, as issued under the Master Note Purchase Agreement dated May 29, 2008 as

debt securities during the current fiscal year. None of the Private Debt was registered or required to be registered pursuant to Section 12 of the Exchange Act. To Perrigo's knowledge, as of December 5, 2013, each class of the Perrigo Debt was held of record by less than 300 persons.

Perrigo's reporting obligations under Section 15(d) of the Exchange Act with respect to the Public Debt have been suspended due to the Section 12 registration of the Perrigo common shares. When Perrigo terminates such Section 12 registration, its reporting obligations under Section 15(d) of the Exchange Act will be revived. The Perrigo common shares and the Perrigo Debt constitute the only classes of securities with respect to which Perrigo has a reporting obligation under the Exchange Act. Perrigo is current in all of its reporting obligations under Section 13 of the Exchange Act.

Elan is a publicly-held company incorporated in Ireland and is a biotechnology company committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world. Elan's ordinary shares, par value €0.05 per share ("***Elan ordinary shares***"), are traded on the Irish Stock Exchange ("***ISE***") under ISIN IE0003072950; American Depositary Shares representing Elan ordinary shares ("***Elan ADSs***") are registered under Section 12(b) of the Exchange Act and are traded on the NYSE under the ticker symbol "ELN". The Elan ordinary shares and Elan ADSs constitute the only class of securities of Elan registered under Section 12 of the Exchange Act or with respect to which Elan has a reporting obligation under the Exchange Act. Elan's authorized capital consists of 810,000,000 Elan ordinary shares, par value €0.05 per share, of which as of December 5, 2013, 515,308,423 Elan ordinary shares were issued and outstanding. As of December 5, 2013, there were 2,591 holders of record of Elan ADSs and 6,300 holders of record of Elan ordinary shares. Elan is a large accelerated filer under Exchange Act Rule 12b-2. As of December 5, 2013, Elan had no outstanding debt securities. Elan is current in all of its reporting obligations under Section 13 of the Exchange Act.

New Perrigo represents that, upon completion of the Transactions, (x) each of Perrigo and Elan intend to request that the NYSE file Forms 25 with the Commission to deregister the Perrigo common shares, the Elan ordinary shares and the Elan ADSs, respectively, under Section 12 of the Exchange Act; and (y) each of Perrigo and Elan intend to file a Form 15 with the Commission to immediately suspend its reporting obligations under Section 15(d) of the Exchange Act. At the time that Perrigo files its Form 15, Perrigo will not have any Public Debt outstanding.

---

supplemented by the First Supplement to the Master Note Purchase Agreement, dated as of April 30, 2010 and the Second Supplement to the Mater Note Purchase Agreement, dated as of September 1, 2011 (the "Private Debt").

On or after the completion of the Transactions, New Perrigo will provide Perrigo with a loan in exchange for a note. Perrigo will use the net proceeds of the loan to repay its existing external debt, including the Perrigo Debt. On November 5, 2013, Perrigo launched a cash tender offer to purchase any and all of the approximately $600 million outstanding aggregate principal amount of its 2.950% notes due 2023. Any amount remaining outstanding after the tender offer will be promptly satisfied and discharged or defeased and none of the 2.950% notes due 2023 will remain outstanding. Upon completion of the Transactions, Foreign Holdco will be the sole stockholder of Perrigo, and the current directors of the Perrigo board will become the directors of the New Perrigo board.

(a) Exchange of Shares

The Acquisition involves the cancellation of all of the Elan ordinary shares and Elan ADSs that are not already owned by New Perrigo or any of its affiliates, if any, and the payment by New Perrigo to the applicable Elan shareholders in consideration of that cancellation. At the completion of the Transactions, the holder of each Elan ordinary share or Elan ADS, as the case may be, will be entitled to receive (i) $6.25 in cash and (ii) 0.07636 of a New Perrigo ordinary share. Since Irish law does not recognize fractional shares held of record, the total number of New Perrigo ordinary shares that any Elan shareholder will be entitled to receive will be rounded down to the nearest whole number and all entitlements to fractional New Perrigo ordinary shares will be aggregated and sold by an exchange agent, with any sale proceeds being distributed in cash pro rata to the Elan shareholders whose fractional entitlements have been sold. After giving effect to the Merger and the Acquisition, Elan shareholders are expected to hold approximately 29% of the New Perrigo ordinary shares.

Immediately subsequent to and conditioned on the prior consummation of the Acquisition, Merger Sub will be merged with and into Perrigo, with Perrigo surviving the Merger as a wholly-owned, indirect subsidiary of New Perrigo. Pursuant to the Transaction Agreement, (i) each Perrigo common share outstanding immediately prior to the effective time of the Merger will be cancelled and automatically converted into the right to receive one New Perrigo ordinary share and $0.01 in cash and (ii) each outstanding option or other equity-based award of Perrigo will be converted into an option or other equity-based award of New Perrigo with substantially the same terms and conditions, including vesting and other lapse restrictions, as applicable. Since Irish law does not recognize fractional shares held of record, New Perrigo will not issue any fractions of New Perrigo ordinary shares to Perrigo shareholders in the Merger. Instead, the total number of New Perrigo ordinary shares that any Perrigo shareholder would have been entitled to receive will be rounded down to the nearest whole number. New Perrigo will also assume all Perrigo equity plans and will be able to grant stock awards, to the extent permissible by applicable laws and NYSE and TASE regulations, under the terms of the Perrigo equity plans, to issue the reserved but unissued shares of New Perrigo, as adjusted to reflect the Transactions. After giving effect to the Merger and the Acquisition, Perrigo shareholders are expected to hold approximately 71% of the New Perrigo ordinary shares.

At the close of the Transactions, which is expected to occur on December 18, 2013, and is subject to regulatory approvals and other customary closing conditions, Perrigo and Elan will be combined under New Perrigo, each as wholly-owned subsidiaries. A diagram of the pre-and post-transaction structure of the entities has been included as Appendix A to this letter. The New Perrigo ordinary shares are expected to be listed on the NYSE and the TASE under the symbol "PRGO", the same trading symbol currently used for Perrigo common shares.

As a result of the legal form of the Transactions, New Perrigo filed a Registration Statement on Form S-4 with the Commission (the "***Registration Statement***"), including therein a joint proxy statement/prospectus. The Registration Statement was declared effective by the Commission on October 9, 2013, and, on October 15, 2013, Perrigo filed the definitive proxy statement included in the Registration Statement with the Commission with respect to the solicitation of proxies from Perrigo shareholders for approvals relating to the Transactions. The meetings of shareholders of Elan and Perrigo were held on November 18, 2013, and at such meetings, among other things, the shareholders of Elan approved the Scheme of Arrangement and the shareholders of Perrigo adopted the Transaction Agreement. The Registration Statement contains or incorporates by reference extensive and detailed descriptions of the businesses of Elan and Perrigo, a detailed description of the Transactions, historical financial statements and information for each entity (including five years of selected financial data, management's discussion and analysis and audited financial statements for the three-year periods ended June 29, 2013 for Perrigo and December 31, 2012 for Elan, along with unaudited interim financial statements for Elan for the most recent interim period), pro forma financial information for the combined entity with Perrigo as the accounting acquirer along with comparative historical and pro forma per share data, a detailed description of the fairness opinions of Elan's and Perrigo's financial advisors, information with respect to the expected directors and executive officers of New Perrigo and their compensation, a detailed description of the New Perrigo ordinary shares along with a detailed comparison of the rights of holders of Perrigo common shares and Elan ordinary shares, respectively, as compared to the rights of holders of New Perrigo ordinary shares, and risk factors related to the Transactions and the business of New Perrigo, among other information.

The information that will be available concerning Elan, the Transactions and the combined business of Elan and Perrigo is at least as extensive as the information that would be available with respect to the combined business if Perrigo were to acquire Elan directly and report the merger on a Form 8-K.

New Perrigo will also file a Form 8-K reporting the consummation of the Transactions no later than four business days following the closing of the Transactions, including therein the disclosures and information required by Item 2.01 of Form 8-K, the financial statements and pro forma information required under Item 9.01 of Form 8-K, as well as, to the extent applicable, disclosures required by the other items of Form 8-K. Immediately following the consummation of the Acquisition and the Merger, although New Perrigo will be incorporated in Ireland, New Perrigo will be obligated to file reports under the Exchange Act and will not be a foreign private issuer.

Although the Transactions take the legal form of an acquisition by New Perrigo of Elan through a scheme of arrangement and a merger of a subsidiary of New Perrigo with and into Perrigo, they are an acquisition of Elan by Perrigo from an accounting perspective, with Perrigo being treated as the accounting acquirer under U.S. GAAP and relevant SEC rules and guidance.

(b) Reasons for Choice of Structure

To effect the Transactions, Perrigo could have structured the Transactions as a holding company reorganization and acquisition (the "Holdco Structure") which would have been substantially similar to the structures outlined in the *GrafTech Int'l Ltd. (available November 4, 2010)* and *World Access, Inc. (available October 28, 1998)* no-action letters. Under such Holdco Structure, Perrigo would have formed a direct, wholly owned subsidiary ("Holdco") and caused Holdco to form two wholly owned merger subsidiaries. Perrigo would then have entered into a merger agreement with Holdco, the merger subsidiaries and Elan, pursuant to which one merger subsidiary would merge into Perrigo and the other merger subsidiary would merge into Elan such that, as a result, Perrigo and Elan would become direct, wholly owned subsidiaries of Holdco. However, Perrigo believes that the current structure of the Transactions provides Perrigo and its stockholders with a number of benefits, including greater certainty with respect to the expected tax treatment of the Transactions. The ultimate outcome of the Transactions, from a corporate law perspective, is in substance no different than would have been the case in a Holdco Structure. In both cases, upon consummation of the Transactions, Perrigo would be a wholly-owned subsidiary of an Irish parent company, with the former securityholders of Perrigo owning approximately 71% of the combined company, and the historic Elan shareholders owning approximately 29%.

We also note that Perrigo could have chosen to effect the Transactions by simply establishing a new wholly owned merger subsidiary of Perrigo and entering into an agreement providing for the merger of a merger subsidiary with and into Elan, with the holders of Elan ordinary shares receiving the same percentage ownership interest in Perrigo that they would hold in New Perrigo under the current structure. In that situation, there would be no actual "succession", since the Perrigo common shares would remain registered under the Exchange Act, Perrigo would retain its reporting history for all purposes, and Perrigo would remain eligible to use Form S-3. Although this structure could accomplish the Transactions and does not raise any succession issues, it would not provide the same level of certainty regarding the tax and other related strategic benefits of the Transactions. On a consolidated basis, the business operated by Perrigo following the Transactions, however, would be identical to the business that would be operated by Perrigo if it chose to effect the Transactions through the more typical reverse triangular merger structure described in this paragraph. In addition, in both scenarios, Perrigo would be the acquirer for accounting purposes.

The Transactions will strengthen Perrigo's business and financial profile by diversifying revenue streams and enhancing its cash flows; however, New Perrigo's business will remain focused in the healthcare industry. Accordingly, while the Transactions will expand the size of the business currently conducted by Perrigo, the Transactions will not fundamentally alter the nature of the business currently conducted by Perrigo. Both Perrigo and Elan operate in the healthcare sector.

With respect to management structure, the executive officers and directors of New Perrigo are expected to be substantially the same as the current executive officers and directors of Perrigo. In this regard, upon completion of the Transactions, the current directors of the Perrigo board of directors will become the directors of the New Perrigo board of directors. In addition, Perrigo's Chief Executive Officer, Chief Financial Officer, General Counsel and other current members of senior management are currently expected to constitute the executive officers of New Perrigo upon the completion of the Transactions. In short, New Perrigo is expected to have the same directors and executive officers and the same trading symbol as Perrigo has today, and its business will remain substantially similar. In addition, at the effective time of the Merger, all outstanding Perrigo stock options, restricted stock units and restricted stock awards will be assumed by New Perrigo and converted into New Perrigo stock options, restricted stock units and restricted stock awards, respectively, on the same terms and conditions as were applicable to the Perrigo stock options, restricted stock units and restricted stock awards immediately prior to the effective time. We believe that Perrigo's public disclosures regarding the Transactions to date have been consistent with the substantive effect of the Transactions. For example, its press release dated July 29, 2013, announcing the transaction was entitled "Perrigo Company to Acquire Elan Corporation, plc for US$8.6 Billion, Establishing Premier Global Healthcare Company."

While New Perrigo will be an Irish entity and will have organizational documents that differ in certain respects from those of Perrigo, many of the principal attributes of Perrigo common shares and New Perrigo ordinary shares will be similar. Detailed disclosure is included in the Registration Statement with respect to differences between Michigan and Irish corporate law, including a detailed comparison of the rights of holders of Perrigo common shares and New Perrigo ordinary shares and the respective organizational documents of Perrigo and New Perrigo. Generally, the differences between Perrigo's charter documents and New Perrigo's memorandum and articles of association as they will be in effect from and after the effective time of the Transactions are either (i) as required by Irish law (i.e., as a result of differences in Irish law and Michigan law, New Perrigo's memorandum and articles of association include provisions not included in Perrigo's charter documents and exclude provisions that are included in Perrigo's charter documents) or (ii) in order to preserve the current rights of Perrigo's stockholders and powers of the board of directors of Perrigo as compared to those of New Perrigo following the Transactions.

Importantly, the information that will be available concerning New Perrigo, the Transactions and the combined business of Perrigo and Elan will be at least as extensive as the information that would be available with respect to the combined business if Perrigo were to acquire Elan through a reverse triangular merger. The material terms of the Transactions are described in an Annual Report on Form 10-K filed by Perrigo on August 15, 2013. In addition, New Perrigo has filed a Registration Statement on Form S-4 to register under the Securities Act the ordinary shares to be issued in the Transactions. The New Perrigo Registration Statement contains a detailed description of the Transactions, descriptions of the businesses of Perrigo and Elan, historical financial information of each entity, pro forma financial information for the combined entities, information with respect to the directors and officers of Perrigo (who will be the directors and officers of New Perrigo) and their compensation and a description of the securities of New Perrigo, among other information. In addition, New Perrigo will file a Form 8-K or Forms 8-K reporting the consummation of the Transactions as and when consummated.

(c) Employee Benefit Matters

Perrigo common shares and other employee benefit plan interests of Perrigo are registered on Forms S-8 for distribution pursuant to certain stock plans of Perrigo (the "***Perrigo Incentive Plans***"). Elan ordinary shares and other employee benefit plan interests of Elan are registered on Form S-8 for distribution pursuant to certain stock plans of Elan (the "***Elan Incentive Plans***", and together with the Perrigo Incentive Plans, the "***Existing Plans***").

Each Perrigo stock option granted under any Perrigo Incentive Plan that is outstanding immediately prior to the effective time of the Merger will be assumed by New Perrigo and converted into a stock option to purchase, on the same terms and conditions as were applicable to the Perrigo stock option, a number of New Perrigo ordinary shares (rounded down to the nearest whole number) determined by multiplying (x) the number of shares of Perrigo common stock subject to the Perrigo stock option immediately prior to the effective time of the Merger and (y) the sum of (i) 1 plus (ii) the quotient obtained by dividing $0.01 by the average closing sale price of a share of Perrigo common stock for the five trading days preceding the day on which the effective time of the Merger occurs. Each New Perrigo stock option will have an exercise price per share (rounded up to the nearest whole cent) equal to (x) the exercise price per share of Perrigo common stock of such Perrigo stock option immediately prior to the effective time of the Merger divided by (y) the sum of (i) 1 plus (ii) the quotient obtained by dividing $0.01 by the average closing sale price of a share of Perrigo common stock for the five trading days preceding the day on which the effective time of the Merger occurs.

Each Perrigo restricted stock unit and each Perrigo performance-based restricted stock unit granted under any Perrigo Incentive Plan, that is outstanding immediately prior to the effective time of the Merger will be assumed by New Perrigo and converted into an award on the same terms and conditions (including vesting terms) as were applicable to such award immediately prior to the effective time of the Merger, based on that number of New Perrigo ordinary shares (rounded to the nearest whole number to the extent permissible under Section 409A of the Internal Revenue Code) determined by multiplying (x) the number of shares of Perrigo common stock covered by such award immediately prior to the effective time of the Merger and (y) the sum of (i) 1 plus (ii) the quotient obtained by dividing $0.01 by the average closing sale price of a share of Perrigo common stock for the five trading days preceding the day on which the effective time of the Merger occurs.

Each Perrigo restricted stock award granted under any Perrigo Incentive Plan that is issued and outstanding immediately prior to the effective time of the Merger will be assumed by New Perrigo and converted into the right to receive, on the same terms and conditions (including vesting and other lapse restrictions) as were applicable to such award immediately prior to the effective time of the Merger, an award representing the right to receive that number of New Perrigo ordinary shares (rounded to the nearest whole number) determined by multiplying (x) the number of shares of Perrigo common stock subject to the Perrigo restricted stock award immediately prior to the effective time of the Merger and (y) the sum of (i) 1 plus (ii) the quotient obtained by dividing $0.01 by the average closing sale price of a share of Perrigo common stock for the five trading days preceding the day on which the effective time of the Merger occurs.

Each stock option granted under any Elan Incentive Plan that is outstanding as of the effective time of the Acquisition will, in accordance with the terms of the applicable plan, become fully exercisable and vested immediately prior to the effective time of the Acquisition and, by virtue of the occurrence of the effective time of the Acquisition, be cancelled and converted into the right to receive a cash settlement (less any applicable tax withholdings) equal to the product of (x) the total number of Elan ordinary shares subject to the Elan stock option immediately prior to the effective time of the Acquisition and (y) the excess, if any, of (A) the sum of (i) $6.25 and (ii) the product of 0.07636 and the average closing sale price of a share of Perrigo common stock for the five trading days preceding the day on which the effective time of the Acquisition occurs, over (B) the applicable exercise price under the relevant stock option agreement.

Any vesting conditions or restrictions applicable to each award of Elan restricted share units granted under the Elan Incentive Plans that is outstanding as of the effective time of the Acquisition will lapse and, by virtue of the occurrence of the effective time of the Acquisition, such award will be cancelled and converted into the right to receive an amount in cash (less any applicable tax withholdings) equal to the product of (x) the total number of Elan ordinary shares subject to the Elan restricted share unit award immediately prior to the effective time of the Acquisition and (y) the sum of (i) $6.25 and (ii) the product of 0.07636 and the average closing sale price of a share of Perrigo common stock for the five trading days preceding the day on which the effective time of the Acquisition occurs. All dividend equivalents with respect to Elan share-based awards (other than options) will be paid out in cash.

At the effective time of the Merger, New Perrigo will assume all Perrigo Incentive Plans and will be able to grant stock awards, to the extent permissible by applicable laws and NYSE and TASE regulations, under the terms of the Perrigo Incentive Plans to issue the reserved but unissued shares of New Perrigo, as adjusted to reflect the transaction.

New Perrigo will authorize conforming amendments to the Perrigo Incentive Plans necessary to reflect the assumption of the Perrigo Incentive Plans and, in certain cases, the extension of such plans to employees of New Perrigo and its subsidiaries. The plans under which such options, rights and benefits with respect to New Perrigo ordinary shares will be administered after such assumption are referred to herein as the "***New Perrigo Plans***".

II. Summary of Request for Relief

We respectfully request that the Staff concur in the following conclusions, each of which is discussed more fully under the heading "Discussion and Analysis" below.

(a) **Availability of Rule 12g-3(c) and 12b-2; Status as a "Large Accelerated Filer".** New Perrigo requests that the Staff confirm that the New Perrigo ordinary shares will be deemed registered under Section 12(b) of the Exchange Act in accordance with Rule 12g-3 under the Exchange Act upon consummation of the Merger and that New Perrigo may fulfill the requirements of Rule 12g-3 under the Exchange Act by indicating that the New Perrigo ordinary shares are registered under Section 12(b) of the Exchange Act on a Form 8-K filed in connection with the Transaction and by filing the annual reports as may be required pursuant to Rule 12g-3(g) under the Exchange Act. New Perrigo further requests that the Staff confirm that New Perrigo, as successor to Perrigo, will be deemed a "large accelerated filer" for purposes of Exchange Act Rule 12b-2 upon consummation of the Transactions.

(b) **Availability of Forms S-3 and S-8 and Ability to Incorporate by Reference into Form S-4.** New Perrigo requests that the Staff confirm that New Perrigo may, prior to the filing of its initial Annual Report on Form 10-K, use Form S-8 or post-effective amendments to the New Perrigo Registration Statement (assuming a sufficient number of shares are included in the Registration Statement) to register the securities covered by the New Perrigo Plans and any new benefit plans, stock purchase plans or stock incentive plans of New Perrigo.

In addition, New Perrigo requests that the Staff confirm that upon completion of the Transactions, New Perrigo may include Perrigo's and Elan's reporting history and status prior to the Merger in determining whether New Perrigo meets the eligibility requirements for the use of Forms S-3 and S-8 and the ability to incorporate by reference into Form S-4.

(c) **Availability of Rule 144.** New Perrigo request that the Staff confirm that, for purposes of Rule 144 of the Securities Act, New Perrigo, upon consummation of the Transactions, may include the prior reporting history of Perrigo and Elan in determining whether New Perrigo has complied with the public information requirements in Rule 144(c)(1) under the Securities Act and that New Perrigo's financial information and publicly available information will satisfy the obligations with respect to Perrigo and Elan set forth in Rule 144(c) under the Securities Act.

(d) **Section 4(a)(3) Prospectus Delivery Requirement and Rule 174(b).** New Perrigo requests that the Staff confirm that in accordance with Rule 174(b) under the Securities Act, New Perrigo need not comply with the prospectus delivery requirements of Section 4(a)(3) of the Securities Act.

III. Discussion and Analysis

(a) Rules 12g-3(c) and 12b-2

Rule 12g-3(c) under the Exchange Act provides that where, in connection with a "succession" by merger, consolidation, exchange of securities, acquisition of assets or otherwise, securities of an issuer that are not already registered under Section 12 of the Exchange Act, such as the New Perrigo ordinary shares, are issued to the holders of classes of securities of two or more other issuers that are each registered under Section 12 of the Exchange Act, such as the Perrigo common shares, Elan ordinary shares and Elan ADSs, then the unregistered securities shall be deemed to be registered under the same paragraph of Section 12 of the Exchange Act, subject to certain enumerated exceptions. Rule 12g-3(f) provides that the issuer of the securities deemed registered under Section 12 of the Exchange Act pursuant to Rule 12g-3(c) shall indicate on the

Form 8-K report filed in connection with the succession the paragraph of Section 12 of the Exchange Act under which such class of securities is deemed registered.

The definition of "succession" in Exchange Act Rule 12b-2 contemplates the direct acquisition of the assets comprising a going business by merger. In the Transactions, although New Perrigo would be acquiring assets of an ongoing business, it would be doing so indirectly with each of Perrigo and Elan continuing as wholly-owned subsidiaries of New Perrigo. However, it is clear from the no-action positions that the Staff has taken in the past that the structure of the Transactions should not prevent New Perrigo from being deemed to have made a "direct acquisition" of the businesses of Perrigo and Elan and thus for New Perrigo to be the successor to such companies for purposes of Rule 12b-2. The Staff has taken similar positions with respect to succession in the context of transactions similar to the Transactions. *See, e.g., Actavis, Inc. (available September 30, 2013), Starburst II, Inc. and Sprint Nextel Corp. (available July 3, 2013), Tower Group, Inc. (available December 7, 2012), Eaton Corporation Limited (available November 8, 2012), Duke Energy Corp. (available March 30, 2006), Royal Dutch Petroleum Company, NV. (available May 17, 2005), Friedman, Billings, Ramsey Group Inc. (available March 25, 2003), AT&T Comcast Corporation (available November 18, 2002), ConocoPhillips (available August 23, 2002), Kerr-McGee Corporation (available July 31, 2001), AOL Time Warner Inc. (available November 15, 2000), NSTAR (available July 29, 1999)* and *Central Maine Power Company (available October 28, 1998)*. Accordingly, we are of the opinion that, upon issuance of the New Perrigo ordinary shares and the filing of the Form 8-K described above, New Perrigo ordinary shares will be deemed registered under Section 12(b) of the Exchange Act.

As noted above, both Perrigo and Elan are large accelerated filers under Exchange Rule 12b-2. The Staff has taken the position on prior occasions that a successor issuer would be a successor to a predecessor's status as a large accelerated filer under Exchange Act Rule 12b-2. *See, e.g., Actavis, Inc., supra, Starburst II, Inc. and Sprint Nextel Corp., supra, Tower Group, Inc., supra, Genworth Financial, Inc., (available March 27, 2013), Eaton Corp., supra, Duke Energy Corp., supra and Galileo Holding Corp. (available December 19, 2008).*

For the reasons set forth above and given that the purpose behind Rule 12g-3 is "to eliminate any possible gap in the application of the Exchange Act protection to the securityholders of the predecessor" (*see* Section 250.01 of the Division's Exchange Act Rules Compliance and Disclosure Interpretations), we respectfully request that the Staff concur in our opinion that, upon consummation of the Transactions and after filing of the 8-K, the New Perrigo ordinary shares being issued in connection with the Transactions will be deemed to be registered under Section 12(b) of the Exchange Act. We further request that the Staff confirm that it concurs in our opinion that New Perrigo, as successor to Perrigo, will be deemed a "large accelerated filer" for purposes of Exchange Act Rule 12b-2 upon consummation of the Transactions.

(b) Availability of Forms S-3 and S-8 and Ability to Incorporate by Reference into Form S-4

1) Availability of Form S-8

New Perrigo intends to file registration statements on Form S-8 or post-effective amendments to the Registration Statement (assuming a sufficient number of shares are included in the Registration Statement) to register the securities covered by the New Perrigo Plans. In order for such New Perrigo Plans to be operational upon completion of the Transactions, and therefore to operate for the benefit of the current and former directors, employees, consultants and other participants of the New Perrigo Plans without interruption, New Perrigo, subject to a favorable response to this letter, intends such registration statements or post-effective amendments to be filed and become effective prior to or upon completion of the Transactions and prior to the filing by New Perrigo of its initial Annual Report on Form 10-K.

As stated above, both Perrigo common shares and Elan ordinary shares and other employee benefit plan interests in Perrigo and Elan are registered on Form S-8 for distribution pursuant to the Existing Plans. All options and other awards granted under the Elan Incentive Plans will be settled in the form of cash in connection with the Transactions. Effective upon the effectiveness of the Transactions, all options, rights and benefits granted under the Perrigo Incentive Plans will become options, rights and benefits with respect to New Perrigo ordinary shares and other employee benefit plan interests in New Perrigo and the Perrigo Incentive Plans will be assumed as the New Perrigo Plans, as described above.

The Staff has previously taken the position that a successor issuer may fulfill its registration requirements with respect to employee stock option, restricted stock and similar benefit plans by filing a registration statement with respect thereto prior to or following completion of the succession transaction. See *Actavis, Inc., supra, Eaton Corp., supra, ConocoPhillips, supra, Kerr-McGee Corporation, supra, AOL Time Warner Inc., supra, NSTAR, supra, Texas Utilities Company (available June 4, 1997), Time Warner Inc. (available October 10, 1996) ("Time Warner III").*

In particular, the Staff has taken the position that a successor issuer may register securities issuable pursuant to employee benefit plans on Form S-8, as appropriate, if (a) the opportunity to participate in the plans subject to Form S-8 registration statements will be offered only to existing employees (as defined in the letters cited below) of the two companies subject to a transaction and their subsidiaries and (b) no securities will be sold or issued pursuant to such registration statements until the effective time of such transaction. See *Actavis, Inc., supra, Eaton Corp., supra, ConocoPhillips, supra, Kerr-McGee Corporation, supra, AOL Time Warner Inc., supra, NSTAR, supra, Texas Utilities Company, supra, Time Warner Inc., supra.*

Accordingly, New Perrigo will limit the opportunity to participate in the New Perrigo Plans subject to a Form S-8 registration statement or post-effective amendments to the Registration Statement to existing employees of New Perrigo and its subsidiaries and certain qualified former employees of Perrigo and its subsidiaries. Such persons fall within the General Instruction A.l(a) definition of employees.[2] Finally, New Perrigo will not issue or sell any securities pursuant to any New Perrigo Plans under the Form S-8 registration statements or post-effective amendments to the Registration Statement prior to the completion of the Transaction.

In view of the foregoing, including the limitations described above, we request that the Staff confirm our opinion that New Perrigo may file registration statements on Form S-8 or post-effective amendments to the Registration Statement (assuming a sufficient number of shares are included in the Registration Statement) to register the securities covered by the New Perrigo Plans and any new benefit plans, stock option plans or stock incentive plans of New Perrigo and allow them to become effective prior to or upon the completion of the Transactions. The Staff has taken this position in other cases involving similarly structured transactions. *See Actavis, Inc., supra, Eaton Corp., supra, ConocoPhillips, supra, Kerr-McGee Corporation, supra, AOL Time Warner Inc., supra, NSTAR, supra, Texas Utilities Company, supra, Time Warner Inc., supra.*

2) Availability of Forms S-3 and S-8 and Ability to Incorporate by Reference into Form S-4, Generally

New Perrigo is also requesting that the Staff confirm that, upon the completion of the Transactions, New Perrigo may include the prior activities and status of Perrigo and the reporting history and current status of Elan in determining whether New Perrigo meets the eligibility requirements of Forms S-3 and S-8 and the ability to incorporate by reference into Form S-4. General Instruction I.A.7(b) to Form S-3 under the Securities Act deems a successor registrant to have met the conditions for eligibility

---

[2] General Instruction A.l(a) to Form S-8. Former employees of Perrigo and its subsidiaries who are continuing participants in the Perrigo Incentive Plans, such as retired or disabled employees who have post-termination rights to exercise stock options or other awards under certain Perrigo Incentive Plans for up to the remainder of the original term of the awards, will be afforded the same opportunity under the New Perrigo Plans to exercise employee stock options or other awards as is permitted under the terms of the Perrigo Incentive Plans. Pursuant to General Instruction A.l(a)(3), such persons are within the Form S-8 definition of employees, and references herein to "employees" include these persons. In addition, pursuant to General Instruction A.l (a)(I), the definition of employee includes directors, officers and consultants, and references herein to "employees" include these persons.

to use Form S-3 set forth in General Instruction I.A.1, 2, 3 and 5 to Form S-3 if (a) its predecessor and it, taken together, do so, provided that the succession was primarily for the purpose of changing the state of incorporation of the predecessor or forming a holding company, and that the assets and liabilities of the successor at the time of succession were substantially the same as those of the predecessor, or (b) all predecessors met the conditions at the time of succession and the registrant has continued to do so since the succession. Although, consistent with General Instruction I.A.7(b) to Form S-3, Perrigo currently meets the eligibility conditions of Form S-3 and the ability to incorporate by reference into Form S-4, because of its status as a foreign corporation, Elan does not currently meet the eligibility condition set forth in General Instruction I.A.1, and New Perrigo will not meet such condition following the Transactions. It is our opinion that the form of the Transactions should not dictate the result, and that the Staff's view on our opinion that New Perrigo can take into account Perrigo's and Elan's reporting history and status for the purposes set forth below should be based on the substance of the Transactions.

Although Elan does not meet the eligibility requirements of Form S-3 set forth under General Instruction I.A.6, New Perrigo will be entitled to the benefit of General Instruction I.A.6 following the Transactions. New Perrigo will not be a foreign private issuer following the Transactions and, thus, it will be required to file the same reports, including annual reports on Form 10-K and current reports on Form 8-K, with the SEC under Section 13(a) or 15(d) of the Exchange Act as a domestic registrant pursuant to General Instruction I.A.3.

We note that the purpose of the short form registration is to eliminate unnecessary, duplicative disclosure while ensuring that securityholders, investors and the marketplace are provided with the necessary information upon which to base an investment decision. We believe the continued eligibility of New Perrigo for short-form registration following the Transactions is appropriate because both Perrigo and Elan have been reporting companies and are currently in compliance with their reporting obligations, the Registration Statement filed in connection with the Transactions contains detailed and extensive information concerning the Transactions, Elan and related matters; and the Transactions will not fundamentally alter the nature of the business currently being conducted by Perrigo or the extent of information available to investors related to Perrigo. Our view on the appropriateness of permitting New Perrigo to take into account Perrigo's reporting history and status and the reporting history and current status of Elan prior to the Transactions for determining New Perrigo's Form S-3 eligibility is influenced by the substantive effect of the Transactions, which, similar to the *GrafTech Int'l Ltd.* no-action letter and the contemplated Transactions, would result in Perrigo and Elan being wholly-owned subsidiaries of an Irish parent company (in the form of New Perrigo), of which the former Perrigo stockholders would own 71% upon consummation of the Transactions. Our view is also influenced by the fact that the disclosure available to investors in a Form S-3 and a Form S-1 would not be meaningfully different and therefore, there would be no benefit to investors from preventing New Perrigo, as a successor to Perrigo and Elan, from availing itself of the flexibility and efficiency afforded by the short-form requirements. Any registration statement on Form S-3 filed by New Perrigo after the completion of the Transactions and prior to the filing of New Perrigo's initial Annual Report on Form 10-K would specifically incorporate by reference Perrigo's historical Exchange Act reports, which reports will continue to be accessible at little or no cost to those interested in obtaining the information. New Perrigo will not incorporate by reference in any registration statement on Form S-3 filed by New Perrigo during such gap period Elan's historical Exchange Act reports because, as discussed above, Elan was not a domestic filer prior to the completion of the Transactions. Instead, in connection with any registration statement on Form S-3 filed during such gap period, New Perrigo will file a current report on Form 8-K that contains disclosure about Elan that conforms to the requirements of Form 10 and includes audited financial information and pro forma financial information for the combined entity, and will incorporate by reference such Form 8-K in the registration statement on Form S-3. The Form 10-level disclosure about Elan would include a description of the business, financial information, management discussion and analysis, and other detailed information about Elan. Accordingly, in either a Form S-3 or a Form S-1, the line item disclosure requirements of Form S-1 would be addressed and the financial statement filing requirements would be the same. For this reason, the disclosure available to investors in a Form S-3 would not be meaningfully different from the disclosure available to investors in a Form S-1. See *Actavis, Inc., Starburst II, Inc. and Sprint Nextel Corp., supra, Tower Group, Inc., supra, Eaton Corp., supra, Jazz Pharmaceuticals, Inc. (available January 12, 2012), Galileo Holding Corp., supra*; *Duke Energy Corp., supra*; *Friedman, Billings, Ramsey Group Inc., supra*; *ConocoPhillips, supra.*

Most importantly, however, our view is influenced by the fact that not permitting New Perrigo to take into account Perrigo's reporting history and status and the reporting history and current status of Elan prior to the Transactions for determining New Perrigo's Form S-3 eligibility would penalize Perrigo for structuring the Transactions in a manner that it believes is in the best interests of Perrigo and its stockholders by depriving it of an efficient means to access the capital markets. If Perrigo had instead chosen to acquire Elan (in legal form), continued use of Perrigo's reporting history would not be at issue. In each case, however, the ultimate outcome of the Transactions from a corporate law perspective is the same. Upon completion of the Transactions, the former stockholders of Perrigo are expected to own approximately 71% of the outstanding shares of New Perrigo. The former directors of Perrigo will become the directors of New Perrigo, and the former executive officers of Perrigo will become the executive officers of New Perrigo. The Transactions have been described in press releases and public filings as an acquisition of Elan by Perrigo. However, the material difference between filing a Form S-3 and a Form S-1 for New Perrigo would be the administrative burden and cost to New Perrigo in preparing Form S-1 registrations, as well as the loss to New Perrigo of appropriate flexibility and an efficient means to access the capital markets.

In addition, as noted by the Commission in the 1982 Integrated Disclosure System Release (Release No. 33-6383), short-form registration is appropriate when there exists "widespread following in the marketplace." Both Perrigo and Elan are widely followed by investors and analysts, have total market capitalizations of $14.7 billion and $9.3 billion, respectively, as of November 27, 2013, have trading volumes approaching an average of 1.0 million shares and 6.1 million shares a day, respectively, and have been Exchange Act reporting companies for over 10 years. As New Perrigo, that widespread following is expected to continue. The purpose of short-form registration is to also "enhance [a company's] ability to access the public securities markets" as described by the Commission in Securities Act Release No. 33-8878. Indeed, if Perrigo lost its reporting history (in the form of New Perrigo), it could seriously and adversely affect its ability to opportunistically access the capital markets, a penalty that should not result from a focus on the form, rather than the substance, of the Transactions.

General Instruction I.A.3 to Form S-3 provides that, in order to use Form S-3, an issuer must, among other requirements, have "been subject to the requirements of Section 12 or 15(d) of the Exchange Act, and [have] filed all the material required to be filed pursuant to Section 13, 14, or 15(d) for a period of at least twelve calendar months immediately preceding the filing of the registration statement." Although New Perrigo itself will not have satisfied this 12-month reporting requirement, together General Instruction I.A.3 and I.A.7(b) provide that a successor registrant may continue using Form S-3 if "all predecessors met the conditions at the time of succession and the registrant has continued to do so since succession." Under the structure of the Transactions, we believe that it is neither appropriate nor necessary for the protection of investors to require the 12-month reporting requirement to start over for New Perrigo. Perrigo is currently eligible to use Form S-3 and is expected to continue to do so until the completion of the Merger. Both Perrigo and Elan have been Exchange Act reporting companies for over 10 years and are currently in compliance with their Exchange Act reporting obligations. The purpose of the 12-month reporting requirement is to ensure that detailed information regarding an issuer has been available to the public prior to the registration of the offer and sale of securities on Form S-3. Detailed information regarding Elan is already or will be available to the public because, among other things:

- Elan has been an Exchange Act reporting company for over 10 years;
- Elan's Annual Reports on Form 20-F and Reports of Foreign Private Issuer on Form 6-K contain detailed financial and narrative disclosure regarding Elan's business and operations;
- Elan is in compliance with its reporting obligations under the Exchange Act;
- Elan is widely followed by investors and analysts;

- New Perrigo's Registration Statement on Form S-4 contains a detailed description of the Transactions, descriptions of the businesses of Perrigo and Elan, historical financial information of each entity, pro forma financial information for the combined entities, and a description of the securities of New Perrigo, among other information; and

- The Exchange Act disclosures that New Perrigo will provide to its shareholders following the completion of the Transactions will be similar to the disclosure provided by Elan prior to the completion of the Transactions.

In addition, New Perrigo will file a Form 8-K reporting the consummation of the Transactions no later than four business days following the closing of the Transactions, including therein the disclosures and information required by Item 2.01 of Form 8-K, the financial statements and pro forma information required under Item 9.01 of Form 8-K, as well as, to the extent applicable, disclosures required by the other items of Form 8-K. Importantly, the information that will be available concerning New Perrigo, the Transactions and the combined business of Perrigo and Elan will be at least as extensive as the information that would be available with respect to the combined business if Perrigo were to acquire Elan directly and report the merger on a Form 8-K. Further, in connection with any registration statement on Form S-3 filed by New Perrigo after the Transactions and prior to the filing of New Perrigo's initial Annual Report on Form 10-K, New Perrigo will file any material historical information about Elan that may be required with such Form S-3. For these reasons, General Instruction I.A.7.B to Form S-3 should not preclude the relief requested.

Accordingly, we are of the opinion that after the completion of the Transactions New Perrigo may take into account the activities and status of Perrigo and the reporting history and current status of Elan prior to the completion of the Transactions in determining whether New Perrigo meets the eligibility conditions of Form S-3, and in determining whether New Perrigo "meets the requirements for use of Form S-3" as such phrase is used in the General Instructions of Form S-4 and "satisfies the registrant requirements for use of Form S-3" as such phrase is used in the General Instructions of Form S-8 and, assuming New Perrigo meets all of the other requirements for the use of Form S-3, New Perrigo will be eligible immediately after the completion of the Transactions to use Form S-3 and to incorporate by reference into Form S-4. The Staff has taken similar positions with respect to satisfaction of the eligibility conditions of Forms S-3 and S-4 in the context of transactions similar to the Transactions. *See Actavis, Inc., supra, Starburst II, Inc. and Sprint Nextel Corp., supra, Tower Group, Inc., supra, Eaton Corp., supra, Pentair, Inc., (available Sept. 20, 2012), Jazz Pharmaceuticals, Inc., supra, Galileo Holding Corp., supra*; *Duke Energy Corp., supra*; *Friedman, Billings, Ramsey Group Inc., supra*; *ConocoPhillips, supra*; *Kerr-McGee Corporation, supra*; *AOL Time Warner Inc., supra*; *NSTAR, supra.*

Similarly, it is our opinion that New Perrigo, upon completion of the Transactions, will be entitled to rely on the prior activities and Exchange Act reports of Perrigo and the reporting history and current status of Elan in determining whether it shall be deemed to have met the requirements of General Instruction A to Form S-8 and that New Perrigo will meet the eligibility requirements of Form S-8. We note, as discussed above, that the Staff has on numerous occasions permitted a holding company to file registration statements on Form S-8 or post-effective amendments to a Form S-4 following a succession transaction to register shares to be issued pursuant to assumed employee benefit plans. *See, e.g., Actavis, Inc., supra, Eaton Corp., supra, Galileo Holding Corp., supra; Duke Energy Corp., supra; Friedman, Billings, Ramsey Group Inc., supra; ConocoPhillips, supra; Kerr-McGee Corporation, supra; AOL Time Warner Inc., supra; NSTAR, supra.*

We believe the foregoing view is compelled by the fact that New Perrigo will, on a consolidated basis, have the same assets, liabilities, businesses and operations as Perrigo and Elan prior to the completion of the Transactions and will be the successor to Perrigo and Elan. Each of Perrigo and Elan has been subject to, and (we have been advised) has complied with, the reporting requirements of Section 13 of the Exchange Act for a period in excess of the prior 12 months. *See Actavis, Inc., supra, Starburst II, Inc. and Sprint Nextel Corp., supra, Tower Group, Inc., supra, Eaton Corp., supra, Duke Energy Corp., supra; Royal Dutch Petroleum Company, NV, supra; Friedman, Billings, Ramsey Group Inc., supra; AT&T Comcast Corporation, supra; ConocoPhillips, supra; Kerr-McGee Corporation, supra; AOL Time Warner Inc., supra; NSTAR, supra.*

(c) Rule 144

Rule 144 under the Securities Act provides a safe harbor exemption from the registration requirements of Section 4(a)(1) of the Securities Act for the sale of "restricted" securities and the sale of securities by or for the account of "affiliates" of an issuer, provided certain conditions set forth in the rules are satisfied. Rule 144(c) under the Securities Act requires, in order for sales of securities to be made in reliance on the safe harbor provided by Rule 144, adequate current public information be available with respect to an issuer at the time of a transfer of securities pursuant to such rule. In furtherance thereof, pursuant to Rule 144(c)(1), this requirement will be deemed to be satisfied where the issuer (i) is, and has been for a period of at least 90 days immediately before the sale of the securities, subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, (ii) has filed all of the reports required to be filed by it under Section 13 for the 12 months preceding such sale (or for such shorter period that it was required to file such reports); and (iii) submitted electronically and posted on its corporate Web site, if any, every interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T, during the 12 months preceding such sale (or for such shorter period that it was required to submit and post such files). New Perrigo represents that each of Perrigo and Elan have been subject to and have complied with the reporting requirements of Section 13 of the Exchange Act for the preceding 12 months and have submitted electronically and posted on its corporate Web site every interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T for the preceding 12 months. More detailed discussion of the publicly available information about the companies is contained in Section III(b)(2) of this letter.

New Perrigo hereby requests that the Staff concur in its opinion that, for purposes of Rule 144 under the Securities Act, New Perrigo may include the prior reporting history of Perrigo and Elan in determining whether it has complied with the public information requirements of Rule 144(c)(1) under the Securities Act and that New Perrigo's publicly available information and financial information, to the extent it is required, will satisfy the obligations with respect to Perrigo and Elan set forth in Rule 144(c) under the Securities Act. We believe these requests are appropriate because New Perrigo will, on a consolidated basis, have the same assets, liabilities, businesses and operations as Perrigo and Elan prior to the completion of the Transactions and will be the successor to Perrigo and Elan. Each of Perrigo and Elan has been subject to, and (we have been advised) has complied with, the reporting requirements of Section 13 of the Exchange Act for a period in excess of the prior 12 months. *See Actavis, Inc., supra, Starburst II, Inc. and Sprint Nextel Corp., supra, Tower Group, Inc., supra, Eaton Corp., supra, Duke Energy Corp., supra; Royal Dutch Petroleum Company, NV, supra; Friedman, Billings, Ramsey Group Inc., supra; AT&T Comcast Corporation, supra; ConocoPhillips, supra; Kerr-McGee Corporation, supra; AOL Time Warner Inc., supra; NSTAR, supra.*

(d) Section 4(a)(3) Prospectus Delivery Requirement and Rule 174(b)

Rule 174(b) under the Securities Act provides that no prospectus need be delivered pursuant to Section 4(a)(3) of the Securities Act if the issuer is a reporting company under the Exchange Act immediately prior to the filing of a registration statement. As noted earlier, Perrigo and Elan are reporting companies under the Exchange Act. Because New Perrigo will, immediately after the completion of the Transactions, have, on a consolidated basis, the same assets, liabilities, businesses and operations as Perrigo and Elan, on a consolidated basis, immediately before the completion of the Transactions, and will be the successor-in-interest to Perrigo and Elan, it is our opinion that dealers of New Perrigo ordinary shares should be able to rely on Rule 174(b) with respect to the prospectus delivery requirements of Section 4(a)(3) of the Securities Act. The Staff has taken similar positions with respect to Section 4(a)(3) in the context of transactions similar to the Transactions. *See Actavis, Inc., supra, Starburst II, Inc. and Sprint Nextel Corp. (available July 3, 2013), LIN TV Corp. (available April 30, 2013), Eaton Corp., supra, Galileo Holding Corp., supra; Duke Energy Corp., supra; Royal Dutch Petroleum Company, NV, supra; Friedman, Billings, Ramsey Group Inc., supra; AT&T Comcast Corporation, supra; ConocoPhillips, supra; Kerr-McGee Corporation, supra; AOL Time Warner Inc., supra; NSTAR, supra.*

* * *

For the reasons set forth above, we respectfully request the concurrence of the Staff in each of our conclusions set forth in this letter. If you require further information, please contact the undersigned at (212) 558-4000, or in my absence Matthew G. Hurd at (212) 558-4000.

If your conclusions differ from ours, please contact the undersigned prior to responding in writing to this letter so that we may clarify our views.

Very truly yours,

/s/ Krishna Veeraraghavan

Krishna Veeraraghavan

cc: Matthew G. Hurd

Appendix A

Pre-Transaction Structure


Perrigo Company stockholders
100%
Nominee shareholders
100%
Elan Corporation, plc shareholders
100%
Perrigo
(Perrigo Company)
New Perrigo
(Perrigo Company Limited)
Elan
(Elan Corporation, plc)
Foreign Holdco
(Habsont Limited)
MergerSub
(Leopard Company)

Post-Transaction Structure


Former Perrigo Company shareholders
71%
Former Elan Corporation, plc shareholders
29%
New Perrigo
(Perrigo Company plc)
Foreign Holdco
(Habsont Limited)
Elan
(Elan Corporation, plc)
Perrigo
(Perrigo Company)